Prothena Corporation plc

77 Sir Rogerson’s Quay, Block C

Grand Canal Docklands

Dublin 2, D02 T804, Ireland

December 10, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Sonia Bednarowski Justin Dobbie

Re:	Prothena Corporation plc Registration Statement on Form S-3 (Registration No. 333-231675)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of Prothena Corporation plc (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on December 12, 2019, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Very truly yours,

Prothena Corporation plc

By:	/s/ Michael J. Malecek
Michael J. Malecek
Chief Legal Officer

[Signature Page to Prothena Corporation plc Acceleration Letter]